Annex C

In the Tel Aviv-Jaffa District Court	Banky. 2231/06

In the matter of:	Approval of a Merger Arrangement according to sections 350 and 351 of the Companies Law, 5759-1999 (“the Companies Law”)

And in the matter of:	the Companies (Application for a Compromise or Arrangement) Regulations, 5762-2002 (“the Arrangement Regulations”)

And in the matter of:	1.	PowerDsine Ltd.,
public company no. 51-202843-2
of 1 Hanagar Street, Hod Hasharon
through its attorneys, the law office of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.,
of 1 Azrieli Center, Round Tower, Tel Aviv 67021
Tel: 03-6074444; Fax: 03-6074422

Applicant no. 1

	2.	Pinnacle Acquisition Corporation Ltd., private company no. 51-388504-6 through its attorneys, the law office of Yigal Arnon & Co., of 22 Rivlin St., Jerusalem 94263 Tel: 02-6239200; Fax: 02-6239236

Applicant no. 2

And in the matter of:	Securities Authority of 22 Kanfei Nesherim Street, Jerusalem Tel: 02-6556555; Fax: 02-6513646

Respondent

Application to approve a Merger Arrangement according to sections 350 and
351 of the Companies Law, 5759-1999

The Applicant no. 1, PowerDsine Ltd., (hereinafter: “PowerDsine”) wishes to reach an arrangement with its shareholders pursuant to sections 350 and 351 of the Companies Law, under which the Applicant no. 1 will merge with the Applicant no. 2, Pinnacle Acquisition Corporation Ltd., (hereinafter: “the Subsidiary”), which is a wholly-owned company of Microsemi Corporation, which was incorporated in the State of Delaware in the United States, (hereinafter: “Microsemi”), by way of a share swap and payment in cash (hereinafter: “the Merger Agreement”), by which PowerDsine’s shareholders will transfer their shares in PowerDsine to Microsemi, in exchange for cash and the allotment of shares in Microsemi (hereinafter: “the Merger Arrangement”).

This Honourable Court is therefore petitioned, on the grounds that will be set out below, to direct as follows:

a.	That a general meeting of shareholders of PowerDsine be convened pursuant to section 350 of the Companies Law in order to discuss and pass a resolution to approve the Merger Agreement that will be implemented by way of the Merger Arrangement.

b.	That PowerDsine will, in relation to any other subject related to the general meeting, and for which no express instructions by the Honourable Court will have been given, act as prescribed with respect to such subject or like subject within the context of general meetings under the articles of association of PowerDsine, mutatis mutandis, in accordance with the subject matter.

c.	That PowerDsine is exempt from the duty to include in the Application particulars and attach documentation, as provided in the Arrangement Regulations and the Schedule thereto, beyond the particulars appearing in this Application and the Appendices thereto, in light of the nature of the Arrangement to which the Application relates and on the basis of Regulation 8 of the Arrangement Regulations, as set out in the Part Six of this Application.

d.	After the general meeting has been convened as requested in paragraph (a) above, and a resolution passed thereat as required to approve the Merger Agreement, the Honourable Court will be petitioned to hold a hearing on the Merger Arrangement, as set out Part Three below, and the Honourable Court will, thereafter, be petitioned to approve the Merger Arrangement, pursuant to sections 350 and 351 of the Companies Law (hereinafter: “the Arrangement Approval Order”), and direct that the Arrangement Approval Order enter into effect upon completion of the Transaction (within the meaning ascribed to that term below) pursuant to the conditions prescribed in the Merger Agreement.

e.	Any other matter that this Honourable Court will deem fit in relation to the Merger Arrangement.

The following are the grounds of the Application:

A.  Particulars concerning PowerDsine

A(1)  General

1.	PowerDsine is a public company that was set up and incorporated in Israel in October 1994 as a private company limited by shares under the name, Power Components Technologies (1994) Ltd., and changed its name to PowerDsine in November 1996.

2.	On June 20, 2004, PowerDsine became a public company and its shares are presently traded on the Nasdaq Global Market in the United States (hereinafter: “Nasdaq”), under the symbol PDSN.

A(2)  PowerDsine activity

3.	PowerDsine is engaged in the design, development, production and marketing of advanced solutions for transferring power over communication networks by means of technologies in the field of Power over Ethernet (“PoE”), for local networks (“LAN”s).

4.	PowerDsine has two product lines, the first, ’Integrated’, is based on silicone chips that PowerDsine developed and sells, which enable the development and production of finished systems by PowerDsine customers, independently. The second product line consists of finished systems, known as ’Midspan’. These systems enable the transfer of power over existing communication lines for the purpose of operating end-products, such as telephones and surveillance cameras.

5.	PowerDsine products turn to the rapidly growing communication markets which cover the switching market for communication networks (LAN switches) IP telephone market (IP-Telephony), wireless communication networks (WLAN) and IP Security systems. As a rule, these markets are based on communications transfer by means of cable infrastructure. PowerDsine products integrate within the existing communication products — that are based on a cable infrastructure — and enable them to be used not only to transfer communications but for power transfer also. As a result of the integration of PowerDsine’s systems in existing communication systems, the costs involved in power transfer through others (such as infrastructure and maintenance costs) are saved, and greater flexibility is enabled in the operation of the existing communications systems.

6.	It is to be noted that PowerDsine is a pioneer and world leader in the field of PoE technology. PowerDsine initiated the present PoE standard and was the main factor for the development and approval of this standard. Two years ago, the PowerDsine company initiated, in conjunction with the global, 3Com company, the writing of an innovative global standard for high energy transfer in the PoE field. This innovative technology allows electrical energy and information to be transferred simultaneously over existing communications networks at levels higher than those which hitherto existed in the market until now. One of this technology’s most prominent advantages is the possibility of transferring electrical power by means of telephone system lines without the need or dependence on or of an outside electricity grid. As a result, the new standard supplies reliable communications solutions during emergencies, at times when an outside electricity supply is disabled.

7.	In addition to these products, PowerDsine is also developing other products based on existing technology know-how in PowerDsine in the field of management transfer and electricity control, and are designed to expand PowerDsine’s existing product line and add new products, other than those in the field of PoE

8.	As of October 31, 2006, PowerDsine employed 134 employees of which some 104 are in Israel. PowerDsine is also active outside Israel, including in the United States, the U.K. Taiwan, Portugal, India and South Korea.

A(3)  Customers and suppliers

9.	Due to its relatively small size in the communications market, PowerDsine markets and sells its products to other communication companies, that are divided into two main groups. The first group includes communication products companies such as Avaya and 3Com, which integrate PowerDsine’s silicone chips and systems into their products to be sold within the framework of their existing products, to their customers. The integration of PowerDsine systems in the customers’ products requires a wide range of engineering and development work on the part of the customer which ultimately creates a certain dependence of the customer on the PowerDsine products. The second group includes companies such as Anixter and Westcon Group, which market and distribute data communication products to diverse customers and in doing so, offer their customers PowerDsine systems also.

10.	It should be noted that in the year preceding the filing of this Application, PowerDsine’s sales to Avaya stood at some 12% of total sales, as stated in the 2005 reports (as defined in paragraph 15 hereof).

11.	PowerDsine has two principal chip suppliers, Austria Micro and Freescale Semiconductor Inc., which supply and produce for PowerDsine the chips that PowerDsine developed for the various generations of PoE. A breakdown of the sets of agreements with the suppliers may be found in the 2005 reports (as defined in paragraph 15). PowerDsine additionally has agreements and teaming arrangements with many other international corporations including HP, Nortel and H3.

A(4) Exclusive characteristics and risk factors in the PowerDsine activity

12.	PowerDsine is active in a rapidly changing market and its sales results could be impacted significantly by a number of diverse factors, as set out in the 2005 reports.

13.	The markets in which PowerDsine operates are highly competitive. A number of large telephone communications companies are active in this market, and are able to respond with great speed to changes in the market generally and in particular to customer needs.

14.	Moreover, the adaptation of PowerDsine’s products to the customer’s needs requires the investment of not inconsiderable development resources on the part of the customer. Given the fact that PowerDsine is a relatively small company, contracting with it involves a risk. This being so, existing and potential customers are reluctant to purchase PowerDsine’s products.

15.	Indeed, in recent years PowerDsine’s sales have been influenced by changes in product demand so that for example, its income in 2004 stood at some US$41,168,000 while the Company’s revenues in 2005 stood at some US$38,619,000. This drop in sales resulted in the main from increased demand for silicone chips as opposed to PowerDsine’s complete systems. The 20-F report (a periodic report filed by trading companies with the US SEC) of PowerDsine for 2005, which entails the financial reports for 2005, as filed with the U.S. SEC, is attached to this Application as Appendix ‘A’ (hereinafter: “the 2005 Reports”). PowerDsine’s 20-F report for 2004, which contains the financial statements for 2004, as filed with the US SEC, is attached to this Application as Appendix ‘B’ (hereinafter: “the 2004 Reports”). The 3Q results of PowerDsine for 2006, as published on October 24, 2006, as an Appendix to the G-K report that was filed with the US SEC, is attached to this Application as Appendix ‘C’.

16.	If the Merger Arrangement sought in this Application is approved, PowerDsine will be able, inter alia, to significantly increase its circle of customers for its existing products, expand the existing product line and also reduce development and production costs by reason of the ability to rely on Microsemi’s financial soundness and its ability to market to its broad circle of customers, as set out in Part Three of this Application.

A(5) Creditors

17.	As of September 30, 2006, PowerDsine has no secured or material creditors (according to the definition of the term “material creditor” contained in the Companies (Merger) Regulations, 5760-2000). PowerDsine’s total indebtedness to its non-material creditors stands at some US$11,762,749.

18.	Within the scope of the Application to Approve the Merger Arrangement, PowerDsine does not seek to convene a creditors meeting of the Company. As will be clarified below, the Merger Arrangement will not cause any change in PowerDsine’s assets or liabilities, so that the merger will not harm PowerDsine’s ability to repay its debts.

19.	As of October 31, 2006, PowerDsine’s cash balances and monies invested in liquid investments amount to some US$77 million. Furthermore, after completion of the merger transaction, Microsemi will be PowerDsine’s parent company (and will be wholly-owned), the latter being a financially sound company, as described in Part Two hereof. As of July 2, 2006, Microsemi’s cash balances stood at some US$153 million. As of the date of the filing of this Application, its aggregate liabilities today stand at some US$47 million. Moreover, immediately prior to the Merger Agreement, Microsemi’s market value stood at some US$1.4 billion, 8 times larger than that of PowerDsine’s on that date.

20.	Given the fact that the Merger Arrangement will not cause any change in PowerDsine’s assets or liabilities, and given both PowerDsine’s and Microsemi’s financial soundness, approval of the Merger Arrangement will not adversely affect the status of PowerDsine’s creditors.

A(6) Capital and stock

21.	PowerDsine’s registered share capital as of the date of the filing of this Application numbers some 50 million (fifty-four million, fifty thousand) ordinary shares of NIS. 0.01 par value each.

22.	PowerDsine’s issued and paid-up share capital as of December 31,2005 was 19,581,167 ordinary shares.

23.	The ordinary shares confer upon the holders thereof a right to attend and vote at general meetings of PowerDsine, participate in a distribution on a winding-up of PowerDsine and receive dividends, if it is resolved to distribute them.

24.	In addition, over the years PowerDsine has granted options and restricted shares pursuant to the terms of the option plans that it approved.

25.	Based on the information available to PowerDsine, as of December 31, 2005, the principal shareholders (holding in excess of 5% of the issued share capital) of PowerDsine were: corporations related to General Atlantic Partners holding 4,782,387 ordinary shares constituting some 23.7% of the issued and paid-up share capital of PowerDsine; companies related to Federated Investors Inc., holding 1,798,800 ordinary shares constituting some 8.9% of the issued and paid-up share capital of PowerDsine; Integral Capital Partners VI, L.P., holding 1 million ordinary shares constituting some 5% of the issued and paid-up share capital of PowerDsine.

26.	PowerDsine has a wholly-owned subsidiary by the name of PowerDsine Inc., which were incorporated in the State of New York in the United States. The subsidiary is engaged in the same field as PowerDsine.

A(7) Further information on PowerDsine

27.	As a publicly-traded corporation on Nasdaq, PowerDsine is under a duty to apprise the American SEC of all material information pertaining to it in accordance with US laws.

28.	This information is disclosed to the public and may be inspected at the US SEC website: http://www.sec.gov/edgar/searchedgar/companysearch.htm

B.  Particulars concerning Microsemi

29.	Microsemi is a public corporation which was incorporated in the State of Delaware in the United States in 1960, under the name: Microsemiconductor Corporation, and changed its name to its present name in 1983. Microsemi’s head offices are situated in California, USA. Microsemi’s shares are traded on Nasdaq under the symbol MSCC.

30.	Microsemi is a leader in the design and production of integrated, analog circuits and high performance mixed signal products for communications systems, that manage and regulate power, protect against transient voltage spikes and transmit, receive and amplify electronic signals. Microsemi systems serve many varied communication products and are, amongst others, integrated in PCs, medical, airspace and military products.

31.	Microsemi is, indirectly or directly, the proprietor of many trade secrets and much intellectual property, and holds 218 registered patents. As of October 1, 2006, Microsemi employed 1,736 employees in the United States and 300 persons in various branches outside of the U.S.

32.	Microsemi’s revenues from sales in 2004 stood at some US$245 million and, in 2005, at some US$297 million. Microsemi’s net earnings increased from some US$6 million in 2004 to approximately US$29 million in 2005. Microsemi is a financially sound company, as indicated by the financial statements it files with the US SEC, from time to time. A copy of the 10K report (periodic report filed by traded companies with the US SEC) of Microsemi for 2005, which contains its financial reports for 2005, as filed with the American SEC, is attached to this Application as Appendix ‘D’. A copy of Microsemi’s 4Q reports for the period ended July 2006 (10Q report) is attached to this Application as Appendix ‘E’.

33.	All information pertaining to Microsemi and its financial condition is public and regularly filed with the US SEC in accordance with the US securities laws, and may be inspected at the SEC website, as mentioned in paragraph 28 above.

34.	The Subsidiary is a wholly-owned Israeli subsidiary of Microsemi, and was incorporated on October 22, 2006 specifically for the purpose of carrying out the Merger Agreement. The Subsidiary has registered share capital of NIS. 10,000, divided into one million ordinary shares of NIS. 0.01 par value each, of which 100 ordinary shares have been issued and are all held by Microsemi.

C.  Highlights of the Merger Arrangement and Reasons for Implementing it

C(1) General

35.	PowerDsine, Microsemi and the Subsidiary entered into the Merger Agreement on October 24, 2006 in order to implement the merger transaction (hereinafter: “the Transaction”). A copy of the Merger Agreement (without Appendices) is attached to this Application and marked Appendix ‘F’.

36.	Approval for the Merger Arrangement is sought within the framework of the Transaction, as petitioned in this Application, between PowerDsine and its shareholders, as more particularly set out below and in the Merger Agreement.

37.	Implementation of the Merger Arrangement and the validity of the Transaction are conditional on the fulfillment of a number of conditions, including approval of the Merger Agreement by PowerDsine in general meeting, which meeting will convene in accordance with this Application and the approval of this Honourable Court to the Application to Approve the Merger Arrangement.

38.	The Transaction will be completed (that is to say, will enter into effect, “closing”), after all the conditions precedent according to the Merger Agreement have been fulfilled, including inter alia, the conditions which have been set out above and which will be enumerated in paragraph 51 below (hereinafter: “the Transaction Completion Date”).

C(2) Highlights of the Merger Arrangement

39.	The following are the highlights of the Merger Agreement:

39.1	The Subsidiary will amalgamate with and within PowerDsine, so that all the assets and liabilities of the Subsidiary (which will constitute the target company in the Merger Arrangement) will be transferred to PowerDsine (that will constitute the absorbing company in the Merger Arrangement), and as a result of which the Subsidiary will be dissolved and PowerDsine will become a wholly-owned Israeli subsidiary of Microsemi (hereinafter: “the Merger”). PowerDsine will continue to exist as a separate legal entity and all PowerDsine’s liabilities towards its creditors and any other person will continue to exist, without change.

39.2	All PowerDsine’s shareholders will transfer all the ordinary shares held by them to Microsemi in exchange for cash and shares of Microsemi. Upon completion of the Transaction, Microsemi will become the sole shareholder of PowerDsine. The consideration for each ordinary share of PowerDsine (of NIS. 0.01 par value each) will be cash of US$8.25 and 0.1498 of Microsemi’s US$0.2 par value ordinary shares (hereinafter: “the Share Consideration”).

39.3	The Share Consideration reflects a premium of some 18.5% on the PowerDsine share price that existed at the end of trading on October 23, 2006, i.e. the share price at the time of the signature of the Merger Agreement — the value of PowerDsine on that day being some US$207 million, while the value of PowerDsine according to the Share Consideration on the date of the execution of the Merger Agreement stood at some US$245.

39.4	It should be noted that the Share Consideration reflects a premium of some 34.2% also with respect to the average price of the PowerDsine share, as traded during the 180 days preceding the Merger Agreement.

39.5	The holders on the Transaction Completion Date of the options to purchase ordinary shares of PowerDsine will receive in exchange for them options to purchase ordinary shares of Microsemi, and cash according to the formula based on the Share Consideration mentioned in the Merger Agreement, subject to the conditions of the option plans. The foregoing will similarly apply to the options to purchase ordinary shares of PowerDsine that are held by holders of options who were, on the grant date, Israeli-resident, as that term is defined in section 1 of the Income Tax Ordinance (New Version), 5721-1961 (hereinafter: “the Ordinance”), subject to receiving a preliminary approval (pre-ruling) from the tax authorities. In the event of such preliminary approval not being granted by the Transaction Completion Date in relation to all the options/share holders under section 102 of the Ordinance, all the options for purchasing PowerDsine’s ordinary shares will be converted into options to purchase ordinary shares of Microsemi, according to a conversion formula set out in the Merger Agreement. Each restricted share of PowerDsine that has yet to vest, will be converted with the right to receive the Share Consideration, subject to the conditions of the plan.

C(3) Share Swap Procedure

40.	The swap of PowerDsine shares in cash and Microsemi shares mentioned above will be carried out through an Exchange Agent (hereinafter: “Exchange Agent”) who will be specifically appointed for the purpose of the share swap procedure.

41.	On the Transaction Completion Date and the performance of the Merger, Microsemi will instruct the Exchange Agent to send to every registered shareholder holding PowerDsine shares a transfer letter in the usual form, which will specify that the swap will enter into effect only upon the dispatch of share certificates and swap documentation and various declarations of the shareholders, in the usual form in transactions of this kind, to the Exchange Agent, and further set out general provisions in the usual form in regard to the swap.

42.	Upon completion of the particulars required and the documents returned completed by the shareholders to the Exchange Agent, the Exchange Agent will remit the Share Consideration to the shareholders.

43.	At the end of trading on the Transaction Completion Date, no further transfers of shares or other securities of PowerDsine will be enabled.

44.	Microsemi’s shares which will be issued within the framework of the Merger Arrangement, will be identical to all Microsemi’s shares traded on Nasdaq that confer upon the holders thereof voting rights and rights to dividend and share privileges according to Microsemi’s certificate of incorporation. The share issue will be exempt from registration according to the U.S. securities laws and these shares will generally be tradable in the open market immediately after completion of the Transaction, subject to the American securities laws.

C(4) Grounds of the Merger Arrangement

45.	The PowerDsine board of directors convened on October 23, 2006 in order to approve the Merger Agreement, and after examining and discussing the Merger Agreement, resolved to approve the implementation of the Merger Agreement. Within the framework of the board of directors resolution it was unanimously decided that the Merger Agreement was fair and in the interests of PowerDsine and its shareholders, and that no reasonable concern existed that following the Merger Agreement, PowerDsine would be unable to fulfill its commitments to its creditors.

46.	In addition, within the scope of the examination made by the PowerDsine board of directors of the Merger Agreement, the board of directors requested and received a professional opinion from Citigroup Global Markets Inc., (hereinafter: “Citigroup”) which is part of the Citigroup Corporate and Investment Banking Group, and an independent expert in this field. According to the Citigroup Corporation professional opinion, the consideration at which the PowerDsine shares are being purchased is fair to the PowerDsine shareholders (hereinafter: “the Professional Opinion”). A copy of the Professional Opinion that will be attached to the proxy document (as defined in paragraph 54 hereof) that will be submitted to the PowerDsine shareholders, is annexed to this Appendix as Appendix ‘G’.

C(5) Information regarding officers and control of the Company

47.	According to the Merger Agreement, to the extent the members of the board of directors or the officers of PowerDsine are holders of options in PowerDsine, they will be entitled, on the same conditions as all the holders of options in PowerDsine (not being directors or officers), to options and shares of Microsemi, in lieu of the options in PowerDsine that they hold. Moreover, to the extent the members of the board of directors of PowerDsine are shareholders of PowerDsine personally or by companies that they control, they will be entitled to the same conditions as the remaining shareholders, to the Microsemi’s shares in lieu of their shares in PowerDsine.

48.	According to the Merger Agreement, Microsemi and PowerDsine will indemnify, exempt from liability and also insure the present and former directors of PowerDsine for a period of 6 years from the Transaction Completion Date. Following the execution of the Merger Agreement, Microsemi contracted with the founders of PowerDsine — the CEO and president of PowerDsine, as well as with the vice-president for operations, by agreements that will enter into effect on the Transaction Completion Date, according to which they will continue in their posts in PowerDsine and/or Microsemi, on similar terms of employment to those that they currently enjoy.

49.	According to the Merger Agreement, officers who are employees of the Company, and directors that are not company employees, who will be compelled, not by choice, to terminate their employment with PowerDsine within one year of the completion of the Transaction, will be entitled, like the remaining employees, to the accelerated vesting of the options and restricted shares that they hold.

C(6) Conditions for rescinding the Merger Agreement before the Transaction Completion Date

50.	According to the Merger Agreement, PowerDsine and Microsemi have the right to rescind the Merger Agreement at any time before the Transaction Completion Date, inter alia, in the following cases:

50.1	By mutual consent in writing of PowerDsine and Microsemi to terminate the Merger Agreement;

50.2	By PowerDsine and Microsemi, if the Transaction is not completed by 31.8.2007.

50.3	If the regulatory conditions for completing the Transaction set out in paragraph 51 hereof, will not have been fulfilled;

50.4	By PowerDsine or Microsemi insofar as the required majority at the general meeting of PowerDsine for approving the Merger Agreement will not be obtained, according to sections 350 and 351 of the Companies Law;

50.5	On certain conditions if PowerDsine will enter into a similar agreement on more favourable terms than the Merger Agreement, with another company, in which case, PowerDsine will be required to pay termination compensation to Microsemi in the sum of US$8.6 million.

C(7) Conditions for completing the Merger Arrangement

51.	Performance of the Merger Arrangement and the validity of the Transaction are, inter alia, conditional on the fulfillment of all of the following conditions:

51.1	Approval of the Arrangement by PowerDsine in general meeting according to the provisions contained in sections 350 and 351 of the Companies Law.

51.2	The grant by this Honourable Court of an order approving the Merger Arrangement and the filing of a copy of the order with the Registrar of Companies;

51.3	Approval of the Chief Scientist to the changes in the holdings of the PowerDsine shares resulting from the Merger Arrangement.

51.4	Approval of the Investment Center to the changes in the holdings of the PowerDsine shares resulting from the Merger Arrangement.

51.5	The holding of proceedings, to the extent they will be required, according to the Antitrust Laws in Israel, and in the United States and in other countries in which PowerDsine and Microsemi have business activity.

51.6	The shares of the Microsemi corporation that were issued to PowerDsine shareholders on the basis of the Merger Agreement, being duly approved for listing on Nasdaq.

52.	PowerDsine and Microsemi are proceeding to ensure the fulfillment of the conditions that have been set out above, as speedily as possible. To the extent these conditions are conditioned on the holding of a general meeting of PowerDsine, PowerDsine and Microsemi will take action to ensure the fulfillment of the conditions, immediately after it convenes.

C(8) Convening of the general meeting

53.	Subject to the directions of this Honourable Court, the general meeting will be convened by PowerDsine in accordance with the provisions contained in the PowerDsine articles of association, and the statutory provisions.

54.	Shareholders will be invited to the general meeting by the dispatch of a document (in English) that will describe at length all the facts relating to the Merger Agreement and the ramifications thereof, including, and without derogating, a description of the Merger Agreement, a description of the companies being merged, the main thrust of the Merger conditions and a description of the documents attached to the Merger Agreement (proxy statement) (hereinafter: “Proxy Statement”). The Proxy Statement will be sent to all the shareholders according to their addresses appearing in the PowerDsine records, in the register of its shareholders and also by such other method as is prescribed in PowerDsine’s statutory documents regarding the calling of meetings. A copy of the court order regarding the convening of the meeting, and a copy (translated into English) of the Application, will be attached to the Proxy Statement.

55.	PowerDsine will allow the shareholders to vote in writing by means of a voting warrant, according to the Regulations applicable to it.

56.	According to the PowerDsine articles of association, the chairman of the board will act as chairman of the meeting, and draw up minutes of the meeting.

57.	With respect to any other business relating to the general meeting, the meeting will proceed as prescribed with respect to the same or like business within the context of general meetings, according to the PowerDsine statutory documents, mutatis mutandis, as appropriate.

D. Notices, Publications and Expenses

D(1) Publication in the press

58.	According to Regulation 2 of the Arrangement Regulations, the Applicant no. 1 must publish the fact of the filing of the Application, on the date on which it is filed.

59.	Contemporaneously with the filing of this Application, general notices will be published regarding the filing of the Application, in two newspapers in Hebrew circulating in Israel (Haaretz and Yediot Achronot) in a newspaper in Arabic circulating in Israel (Al Fager Al Jadid), in a newspaper in Russian, circulating in Israel (Vesti).

The wording of the notices as published in these newspapers is attached to this Application as Appendix ‘H’.

D(2) Notices to the Registrar of Companies

60. In addition, PowerDsine will send to the Registrar of Companies notice regarding the filing of the Application, as required by Regulation 9 of the Arrangement Regulations. The form of the notice to the Registrar of Companies is attached to this Application as Appendix ‘I’.

D(3) Sums paid and expenses that will be required on account of the Merger Arrangement

61.	PowerDsine’s direct expenses within the framework of the Merger Arrangement as currently assessed, will fluctuate between US$5 — 6 million.

62.	These expenses include accounting costs, the costs of the Professional Opinion, and legal costs.

E. The Legal Ramifications of Approving the Merger Arrangement according to sections 350 and 351 of the Companies Law

E(1) Exemption from the duty to publish a prospectus by the Microsemi corporation, in the United States

63.	If the Merger Arrangement is approved by this Honourable Court, the order approving the Arrangement will be used by Microsemi for exemption from publication of a disclosure document (prospectus) in the United States in connection with the allotment of Microsemi securities to holders of PowerDsine securities according to the Merger Arrangement, pursuant to the positions held by the Securities Authority in the United States, as published in and based on the Securities Act, and in particular, section 3(a)(10) thereof.

64.	According to the position of the SEC in the United States in similar cases, Microsemi will be exempt from the duty of publishing the prospectus, if, inter alia, the following conditions obtain:

64.1	Prior to Microsemi’s securities being issued and/or allotted according to the Arrangement, the Court has held a hearing on the fairness of the Arrangement and ruled, inter alia, that the terms of the Arrangement are fair to the holders of the PowerDsine’s securities and approved the Merger Arrangement.

64.2	Notice has been given to all persons who will be entitled to receive securities of Microsemi, according to the Merger Arrangement, regarding the Court proceedings, and an opportunity afforded to them to participate in the hearing in the Court and voice their positions.

64.3	A report has been given to the Court before the hearing on the approval of the Merger Arrangement, that in the event of the Court approving the Merger Arrangement, the Court approval will serve as a basis for the issue of American securities by Microsemi pursuant to the Arrangement, without registration (publication of a prospectus and appendices) in the United States, on reliance on an exemption from registration according to section 3(a)(10) of the Securities Act, according to the American securities laws and pursuant to the position of the American Securities Authority in similar cases.

65.	Pursuant to that stated, this Honourable Court will be petitioned to hold a hearing immediately after approval of the Merger Agreement by the general meeting, at which an opportunity will be granted to parties opposing the Merger Arrangement to express their opinion, and in consequence of which an order will be granted approving the arrangement. On the basis of the Court approval approving the Merger Arrangement, Microsemi will comply with the conditions for an exemption from filing a prospectus with the American Securities Authority.

E(2) Exemption from the Duty to file a prospectus in Israel

66.	Section 15 of the Securities Law, 5728-1968 (hereinafter: “the Securities Law”) provides that every offer to the public will be made by prospectus the publication of which has been permitted by the Securities Authority. Notwithstanding this, section 15A(a) sets out the cases that will not be regarded as an offer to the public for the purpose of making such a prospectus.

67.	Within this context, section 15A(a)(3) provides that: “. . . An allotment or transfer of securities by a decision made in a proceeding according to section 350 or 351 of the Companies Law” will not be deemed to be “an offer to the public” and, therefore, will not require the publication of a prospectus, provided “an opportunity has been afforded to the Authority to appear at the proceeding and voice its position regarding the need to publish a prospectus, in order to secure the interests of the intended body of offerees.”

68.	Upon the filing of the Application, PowerDsine will file with the Securities Authority a copy of the Application in order to enable it to express its view for the purpose of granting an order approving the Arrangement. In addition, within the next few days, Microsemi will apply to the Securities Authority according to section 15A(a)(3) to confirm that the Merger Arrangement will not require the publication of a prospectus.

69.	It should be noted that within the framework of a Bill to amend section 15 of the Securities Law with respect to the grant of exemptions from the duty to publish a prospectus, which Bill was sent to the Ministry of Finance on June 25, 2006, the Securities Authority has expressed its view that the acquisition of an Israeli company traded outside of Israel by another public corporation similarly traded outside of Israel will not require the making of a prospectus. The basis for this view is that such a transaction is effectively made outside of Israel, between two corporations which never previously turned to the public in Israel, and where the object of the acquisition is not to turn to the public in Israel, for the purpose of raising capital. In these cases, the law applying is a foreign law. The involvement of the Israeli public in the matter is merely incidental and, therefore, the holders who are in Israel are regarded as persons who follow the place in which the company whose securities they hold, is listed for trading, and as persons who are protected according to that law. A copy of the Bill is attached to this Application as Appendix ‘J’.

70.	This approach is consistent with previous amendments to the Securities Law. Until Amendment no. 20, 5760-2000, to the Securities Law, Israeli corporations who offered their shares to the public abroad were obliged, on the basis of section 40(a) of the Securities Law, to file a prospectus for the approval of the Securities Authority. At the same time, section 40(a) of the Securities Law enabled the Securities Authority to exempt from the duty to file a prospectus if the circumstances of the matter justified this. In 2000, the legislator repealed the duty to file the prospectus and in any event the need of an exemption to file such a prospectus, on account of the fact that “an investor who has chosen to purchase securities in a foreign market and not in the Israeli market, has submitted to the protections and reporting requirements customary in that foreign market”. A copy of the Bill of the Securities Law (Amendment no. 20) 5760-2000) is attached to this Application as Appendix ‘K’.

71.	PowerDsine shares were offered to the public in 2004 on the basis of the protections offered to shareholders by the American securities laws. It is unnecessary to add that the shareholders did not rely on the protection of the Israeli Securities Authority. Upon completion of the Transaction, these shareholders will continue to be protected pursuant to the US securities laws in that Microsemi is a corporation traded on Nasdaq and subject also to the US securities laws.

F. Application for an Exemption from the Filing of Documents

72.	This Honourable Court is hereby petitioned, pursuant to its power under Regulation 8 of the Arrangement Regulations, to exempt PowerDsine from filing the following documents, the attachment of which is required pursuant to Regulation 7(b) of the Arrangement Regulations:

72.1	A report regarding PowerDsine’s assets and debts (Regulation 7(b)(1)).

72.2	A list of the material legal agreements to which PowerDsine’s is a party (Regulation 7(b)(2)).

72.3	A list of the material proceedings to which PowerDsine’s is a party (Regulation 7(b)(3)).

72.4	A list of the officers of PowerDsine (Regulation 7(b)(4)).

72.5	An up-to-date copy of the register of the shareholders as of the date of the filing of the Application (Regulation 7(b)(5)).

73.	The Arrangement Regulations provide that PowerDsine is required to file various documents as set out in Regulations 7(b)(1) – (7)(b)(5). All material information pertaining to the PowerDsine business, including any substantial part of the information which PowerDsine is required to disclose according to these Regulations, is set out within the various documents that are regularly filed by PowerDsine with the US Securities Authority, including in some of the Appendices to this Application. In addition, such information is available and may be viewed at any time by the public, inter alia, on the US Securities Authority website, as stated in paragraph 28 above.

74.	The exemption from attaching these documents is sought on the ground that the Application is in regard to an arrangement between the shareholders and PowerDsine, and does not pertain to PowerDsine’s financial ability to pay its debts towards its creditors and/or the rights of its creditors. To the best of PowerDsine’s understanding, the documents whose attachment is required pursuant to Regulations 7(b)(1) — 7(b)(5) of the Arrangement Regulations, are designed to lay out a full picture of PowerDsine’s business condition, but compared to arrangements relating to companies that are undergoing difficulties. In contrast, the Merger Agreement does not give rise to any concern of PowerDsine’s ability to pay its debts being diminished, and is entirely devoted to transferring the ownership of its shares to Microsemi, which is also even more financially sound than PowerDsine, as stated.

75.	Preparation of the documents at the level of detail required by these Regulations involves the laying out of not inconsiderable resources. Moreover, part of the information that is included in these documents is business and confidential trading information belonging to PowerDsine, the exposure of which to the general public — and in this framework to its competitors, suppliers and customers — might cause damage to PowerDsine and its business.

76.	As a corporation traded on Nasdaq, the American securities laws and the disclosure and reporting requirements thereunder apply to PowerDsine. These requirements are strict and are of wide application, to the point that they supply the public with all the information that it requires in order to examine the nature of PowerDsine, its business and financial and legal condition.

77.	This being so, the grant of an exemption to attach the documents as sought above will not cause any damage to any third party or the public as a whole. Accordingly, this Honourable Court is petitioned to exempt PowerDsine from the need to attach these documents to the Application.

G.  Conclusion

78.	This Honourable Court is hereby petitioned to direct the holding of a meeting of shareholders of the Applicant no. 1, as required according to section 350 of the Companies Law, in order to approve the Merger Agreement.

79.	Upon the approval of the Merger Agreement at the general meeting, PowerDsine will apply to this Honourable Court by supplementary application to hold a hearing to approve the Merger Arrangement, and also to grant the approvals required for the Merger Arrangement and for the approval thereof under any law.

80.	This Honourable Court has the substantive and territorial jurisdiction to hear this Application in light of the address of the Applicant no. 1’s registered offices, and by reason of the nature of the matter to which the Application relates.

81.	The facts set out in this Application pertaining to the PowerDsine company are supported by affidavit of Mr. Yigal Rotem, who acts as CEO of the PowerDsine company. The facts set out in this Application pertaining to the Subsidiary and the Microsemi corporation are supported by affidavit of Barry Levenfeld, who acts as director of the Subsidiary.

82.	This being the case, this Honourable Court is petitioned to direct as stated at the head of this Application.

83.	It is just and equitable to grant the application.

/s/ Arich Danziger
Arieh Danziger, Advocate
L.N. 8745

/s/ Yael Aridor Bar-Ilan
Dr. Yael Aridor Bar-Ilan, Advocate
L.N. 25086

Counsel for the Applicant no. 1

/s/ Ben Sandler
Ben Sandler, Advocate
L.N. 24194
/s/ Arieh Shreiber
Arieh Shreiber, Advocate
L.N. 41764

Counsel for the Applicant no. 2

ISRAELI COURT ORDER

November 9, 2006

The District Court of Tel Aviv-Jaffa
Bank’y 2231/06

Applicant: PowerDsine Ltd.
By its attorney: Arye Danziger

vs.

Respondent: The Israeli Securities Authority
By its attorney:

Decision:

In the matter of: Petition to approve merger dated: November 9, 2006.

At this stage, approval is given to call meetings as requested in section a to
c of the petition, the position of the respondent should also be obtained.

/s/ Kareth Danya
Judge:  Kareth Danya